June 4, 2019

Jeffrey N. Simmons
Chief Executive Officer
Elanco Animal Health Incorporated
2500 Innovation Way
Greenfield, IN 46140

       Re: Elanco Animal Health Incorporated
           Registration Statement on Form S-4
           Filed May 30, 2019
           File No. 333-231811

Dear Mr. Simmons:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Taavi Annus, Esq.